Exhibit 99.1

SKT “WILL NOT COMPETE FOR SUBSCRIBERS . . .
WILL MAINTAIN ITS MARKET SHARE FOR TWO MORE YEARS”

SKT’s plan to restrict its market share to 52.3% will be extended for two more years until 2007

Seoul, Korea, July 6, 2005 — Shin-Bae Kim, the president of SK Telecom, Inc. (“SKT”), held a press conference to announce that SKT will maintain its market share of 52.3% until 2007 in order to ally the unnecessary controversy over its market control and to focus on its new business development. This means stabilizing SKT’s market share for two more years.

Shin-Bae Kim emphasized that “we can no longer guarantee our growth in the mobile communications market if we just compete for subscribers, especially in this era of the mobile communications market. The future of the telecommunications market will depend on fostering new business development.”

In the early months, president Kim explained, “SKT focused on wireless data transmission business by providing services to MelOn, GXG and Mobile Cyworld etc., fostering movie/music related funds worth 100 billion won and developing high quality contents for WCDMA and satellite DMB services etc. by acquiring IHQ and YBM Seoul Record shares.”

In relation to WCDMA service, which drew public attention as the network for the next generation, president Kim has indicated that “SKT will execute its plan to invest an aggregate 1,120 billion won to WCDMA network by the end of this year and prepare to utilize such service in various ways.” President Kim has expressed the desire to get a solid customer base for WCDMA service in the near future. President Kim also expressed enthusiasm over the fact that the number of DMB subscribers has increased to more than 75,000 in two months. In addition to founding SK-EarthLink corporation in March, SKT is preparing to successfully launch an MVNO business in the US. The success of the S-Fone business in Vietnam has been confirmed, with the number of subscribers increasing to more than 250,000 as of the end of May.

“We have been criticized for controlling the market,” said president Kim. “In order to mitigate the high pressure for competition in the mature market and to induce cooperation in the industry to foster new business development, we have decided to extend our promise of May 2004 to maintain our market share of 52.3% for two more years.”

President Kim explained that “2007 will be the tenth year since we started competing with other PCS companies. Considering the changes in the market, including the competitive strength of companies, the competitive nature of the mobile communications market and dissemination of convergence networking etc., it is time for us to foster new

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business development and no longer be viewed as a company that has just entered the market.”

On the other hand, president Kim also noted that the regulatory system needs to be changed to allow businesses to develop and expand into new markets in accordance with the change we see in the competitive nature of the mobile communications market and the competitive strength of the PCS companies. President Kim has emphasized the importance of new business development in the telecommunications industry since the day he became president in March 2004.

President Kim’s announcement was released in the midst of a decline in annual growth rates in the mobile communications market, dropping from 21.9% in the 90s to 7.2% during the 2000-2004 period, and 3.07% as anticipated this year. Now the issue is whether the mobile communications market can alter its direction and focus from competitive marketing to new business development.

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